

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 22, 2010

David Johnson
Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Ave, NW
Washington, DC 20016

> **RE: Federal National Mortgage Association**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-50231**

Dear Mr. Johnson,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief